TRANSALTA ANNOUNCES PUBLIC OFFERING OF U.S. SENIOR NOTES

CALGARY, Alberta (November 2, 2012) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today announced its intention to offer and sell its senior notes in a United States registered public offering.  TransAlta will use the net proceeds from the sale of the notes to repay borrowings under existing credit facilities and for general corporate purposes. The precise timing, size and terms of the offering are subject to market conditions and other factors.

Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Merrill Lynch, Pierce, Fenner & Smith Inc. are joint book-running managers for the offering which is being made by way of a prospectus supplement and base shelf prospectus that will be filed with the United States Securities and Exchange Commission (the “SEC”) to TransAlta’s short form base shelf prospectus which was previously filed with the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

A copy of the short form base shelf prospectus and the prospectus supplement relating to the offering may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (800) 831-9146, HSBC Securities (USA) Inc., Attention: Transaction Management Group, HSBC Tower 3, 425 5th Avenue New York, NY 10018, Telephone: (866) 811-8049,or Merrill Lynch Pierce, Fenner & Smith Inc., Attention: Debt Capital Markets; Bank of America Tower, 1 Bryant Park, New York, NY 10036, Telephone (800) 294 -1322.

About TransAlta Corporation

TransAlta is a corporation amalgamated under the Canada Business Corporations Act. The registered office and principal place of business of TransAlta are at 110 – 12th Avenue S.W., Calgary, Alberta, Canada T2R 0G7. TransAlta generates and markets electricity in Canada, the United States and Australia through its portfolio of facilities fueled by coal, natural gas, hydroelectric, wind and geothermal resources.

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “forecast,” “target, ” “project,” “guidance,” “may,” “will,” “should,” “could,” “estimate,” “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, the expected closing date, the anticipated proceeds of the offering and the use of those proceeds.

Forward-looking statements and information contained in this press release are based on our current beliefs as well as assumptions we have made and information currently available to us.  Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved, including, without limitation, the failure to close the offering discussed herein on the terms disclosed herein or at all and the failure to use the proceeds of the offering as disclosed herein. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements as may be found under the heading “Risk Factors” in our annual information form for the year ended December 31, 2011 and under the heading “Risk Factors” in our management's discussion and analysis for the year ended December 31, 2011.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to TransAlta, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Investor inquiries:	Media inquiries:
Jess Nieukerk	Stacey Hatcher
Director, Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216 2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Local number: 403-267-2540